FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on September 23, 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (“PDMRs”) AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	23 September 2015

Today’s date:	23 September 2015

Name of Issuer:	Royal Dutch Shell plc

Date of transaction:	23 September 2015

Name of Directors/PDMRs

Directors and PDMRs who have shareholdings in Royal Dutch Shell PLC (“RDS”) acquired under employee share plans (names listed below)

Nature of the transaction:

Dividends payable on shares already acquired under employee share plans of RDS have been automatically used to purchase additional shares.

Consideration for the transaction:

The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend on the existing shareholding (see below).

Classes of security:

Royal Dutch Shell Class A – ordinary shares (“RDSA”)

Royal Dutch Shell Class B – ordinary shares (“RDSB”)

Director/PDMR

Ben van Beurden	453.952831 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 9,741.51

Simon Henry	5,221.32067 RDSB (listed on London Stock Exchange)
Consideration: GBP 84,060.13

John Abbott	586.545461 RDSB (listed on London Stock Exchange)
Consideration: GBP 9,443.03

Harry Brekelmans	336.219727 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 7,215.04

Andrew Brown	694.027727 RDSB (listed on London Stock Exchange)
Consideration: GBP 11,173.43

Donny Ching	407.709943 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 8,749.17

Hugh Mitchell	2,026.06184 RDSB (listed on London Stock Exchange)
Consideration: GBP 32,618.38

7.144221 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 153.31

Mark Edwards

Deputy Company Secretary

ENQUIRIES:

MEDIA

International: +44 (0) 20 7934 5550

INVESTOR RELATIONS

International: + 31 (0) 70 377 4540

North America: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: September 24, 2015